COBHAM

RECEIVED

2006 JUN 19 P 4:17

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Brook Road, Wimborne
Dorset, BH21 2BJ, UK
Tel: +44 (0)1202 882020 • Fax: +44 (0)1202 840523
www.cobham.com

Our ref: L/COB/88.2/19835

15th June 2006

06014506

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street NE
Washington
DC 20549
USA

SUPPL

Dear Sirs

Securities Exchange Act 1934 Rule 12g3-2(b)
Issuer: Cobham plc
File no: 8234923

We enclose the following copy documents as required pursuant to the above-referenced rule:

1. General Purposes Committee resolution allotting securities dated 9 June 2006.
2. Notice of allotment of shares or securities on Form 88(2) dated 9 June 2006.
3. Special and Ordinary Resolutions passed at the AGM on 7 June 2006.
4. Stock Exchange announcement relating to Director/PDMR shareholding dated 12 June 2006.
5. Stock Exchange announcement relating to the acquisition of domo Limited dated 14 June 2006.
3. Stock Exchange announcement relating to Director/PDMR shareholding dated 15 June 2006.

If you have any questions or comments, please contact me at +44 (0)1202 857552.

Yours faithfully
for Cobham plc

PROCESSED
JUN 2 2 2006
THOMSON
FINANCIAL

J M Pope
Company Secretary/Solicitor

COBHAM PLC

Minutes of a meeting of the General Purposes Committee held at Cobham plc, Brook Road, Wimborne, Dorset BH21 2BJ On 9th June 2006

Present:	A E Cook -	Chairman
	W G Tucker	
In attendance:	J M Pope -	Company Secretary

1. **The Cobham Savings Related Share Option Scheme ("the Scheme")**

1.1 It was reported that the participants listed on the share-save closure schedule dated 9th June 2006 have given notice to the company (such notice being accompanied by the appropriate total subscription price of £8,530.86) in compliance with the Scheme rules exercising their options in accordance with the particulars set out in the said schedule.

1.2 It was resolved that a total of 9,723 new ordinary shares of 2.5p nominal value each be allotted to the said participants in accordance with the particulars set out in the closure schedule dated 9th June 2006 and that such shares to rank pari passu with the existing ordinary shares of 2.5p each:

1.3 It was further resolved that the secretary be instructed:

1.3.1 to direct the registrars to prepare as soon as possible definitive share certificates in respect of the shares allotted as aforesaid; and

1.3.2 to prepare and file form 88(2) and to notify the Stock Exchange of the issue of the shares.

1.3.3 to retain a record of closure details relating to this transaction.

2. There being no further business the meeting closed.

....
Chairman

Closure report dated 9th June 2006
Originator: Yorkshire Building Society

Schedule 1.1 to General Purposes committee minute dated 9th June 2006

AccountNumber	GrantDate	Term	Option Price	Title	Surname	Initials	NINO	Exercised Shares	Cost	Address1	Address2	Postcode	Forenames	Location
001227327461	061100	5	0.836	MR	CHILDS	CE	YW109951C	6050	5,057.80	15 HONEYCOMBE RISE	SHERBORNE	DT9 6AH	CHARLES EDGAR	FRL
004829451063	141102	3	0.769	MR	CHILDS	CE	YW109951C	880	676.72	15 HONEYCOMBE RISE	SHERBORNE	DT9 6AH	CHARLES EDGAR	FRL
Totals								**6930**	**£5,734.52**					
005175538364	141103	5	0.939	MR	COOMBS	JM	WK974529B	1780	1671.42	FLAT 38, OSBORNE HOU	GROSVENOR !	SO15 2DA	JAMES	RACAL
005777216666	151105	5	1.24	MR	COOMBS	JM	WK974529B	213	264.12	FLAT 38, OSBORNE HOU	GROSVENOR !	SO15 2DA	JAMES	RACAL
008870604865	161104	5	1.076	MR	COOMBS	JM	WK974529B	800	860.80	FLAT 38, OSBORNE HOU	GROSVENOR !	SO15 2DA	JAMES	RACAL
Totals								**2793**	**2796.34**					
							Grand total:	**9723**	**£8,530.86**					

SECRETARIAT

Please complete in typescript, or in bold black capitals
CHFP029

88(2)

Return of Allotment of Shares

Company Number	30470
Company name in full	Cobham plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	09	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary 2.5p, £,		
Number allotted	9,723		
Nominal value of each share	£ 0.025		
Amount (if any) paid or due on each share *(including any share premium)*	£ 0.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

File no. 8234923

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: INDIVIDUALS NAMED ON ATTACHED SCHEDULE ISSUED BY THE YORKSHIRE BUILDING	Class of shares allotted	Number allotted
Address:	Ordinary 2.5p. £	9,723
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed JW J M POPE Date 090606

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

MR JOHN POPE, COMPANY SECRETARY, COBHAM PLC, BROOK ROAD, WIMBORNE, DORSET, BH21 2BJ

Tel 01202 882020

DX number DX exchange

Closure report dated 9th June 2006 Originator: Yorkshire Building Society											Schedule 1.1 to General Purposes committee minute dated 9th June 2006			
AccountNumber	**GrantDate**	**Term**	**Option Price**	**Title**	**Surname**	**Initials**	**NINO**	**Exercised Shares**	**Cost**	**Address1**	**Address2**	**Postcode**	**Forenames**	**Location**
001227327461	061100	5	0.836	MR	CHILDS	CE	YW109951C	6050	5,057.80	15 HONEYCOMBE RISE	SHERBORNE	DT9 6AH	CHARLES EDGAR	FRL
004829451063	141102	3	0.769	MR	CHILDS	CE	YW109951C	880	676.72	15 HONEYCOMBE RISE	SHERBORNE	DT9 6AH	CHARLES EDGAR	FRL
Totals								**6930**	**£5,734.52**					
005175538364	141103	5	0.939	MR	COOMBS	JM	WK974529B	1780	1671.42	FLAT 38, OSBORNE HOU	GROSVENOR S	SO15 2DA	JAMES	RACAL
005777216666	151105	5	1.24	MR	COOMBS	JM	WK974529B	213	264.12	FLAT 38, OSBORNE HOU	GROSVENOR S	SO15 2DA	JAMES	RACAL
008870604865	161104	5	1.076	MR	COOMBS	JM	WK974529B	800	860.80	FLAT 38, OSBORNE HOU	GROSVENOR S	SO15 2DA	JAMES	RACAL
Totals								**2793**	**2796.34**					
							Grand total:	**9723**	**£8,530.86**					

No: 30470

THE COMPANIES ACTS

COMPANY LIMITED BY SHARES

SPECIAL

and

ORDINARY RESOLUTIONS

of

COBHAM PLC

Passed on 7th June 2006

At the ANNUAL GENERAL MEETING of the above-named company duly convened and held on 7th June 2006 the following resolutions were duly passed, resolutions numbers 9 and 11 as special resolutions and resolution number 10 as an ordinary resolution:

SPECIAL RESOLUTIONS

9. THAT in accordance with article 11 of the company's articles of association, the company be and is generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of Ordinary Shares of 2.5p each in the capital of the company (Ordinary Shares) on such terms and in such manner as the directors of the company may from time to time determine provided that:

    (i) the maximum number of Ordinary Shares that may be purchased under this authority is 112,705,565;

    (ii) the maximum price which may be paid for an Ordinary Share purchased under this authority shall not be more than the higher of an amount equal to 105 per cent of the average of the middle market prices shown in the quotations for Ordinary Shares in the London Stock Exchange Daily Official List for the five business days preceding the day on which that Ordinary Share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation regulation 2003. The minimum price which may be paid per Ordinary Share is the nominal value of such Ordinary Share (in each case exclusive of expenses (if any) payable by the company);

(iii) unless previously renewed, varied or revoked this authority will expire on 6th September 2007 or, if earlier, at the conclusion of the annual general meeting of the company to be held in 2007; and

(iv) the company may make a contract or contracts to purchase Ordinary Shares under this authority before its expiry which will or may be executed wholly or partly after the expiry of this authority.

11. THAT:

(a) in accordance with article 7 of the company's articles of association, the directors be given power to allot equity securities for cash;

(b) the powers under paragraph (a) above (other than in connection with article 7(a)(i) of the company's articles of association) shall be limited to the allotment of equity securities having a nominal amount not exceeding in aggregate £1,408,819;

(c) this authority shall expire at the conclusion of the next annual general meeting after the passing of this resolution or, if earlier, on 6th September 2007; and

(d) all previous authorities under section 95 of the Companies Act shall cease to have effect.

ORDINARY RESOLUTION

10. THAT:

(a) in accordance with article 6 of the company's articles of association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £8,803,608;

(b) this authority shall expire at the conclusion of the next annual general meeting of the company after the passing of this resolution or, if earlier, on 6th September 2007; and

(c) all previous unutilised authorities under section 80 of the Companies Act 1985 shall cease to have effect (save to the extent that the same are exercisable pursuant to section 80(7) of the Companies Act 1985 by reason of any offer or agreement made prior to the date of this resolution, which would or might require relevant securities to be allotted on or after the date of this resolution).

....

J M POPE
Company Secretary

Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	14:19 12-Jun-06
Number	4290E

RNS Number:4290E
Cobham PLC
12 June 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

A J Stevens

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

A J Stevens

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,850

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.5544

13) Date of transaction

9th June 2006

14) Date company informed

9th June 2006

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....12th June 2006 ....J M POPE

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Acquisition
Released	13:05 14-Jun-06
Number	5737E

RNS Number:5737E
Cobham PLC
14 June 2006

COBHAM ACQUIRES WIRELESS DIGITAL VIDEO SURVEILLANCE COMPANY

Cobham plc ("Cobham") is pleased to announce that it has completed the acquisition of domo, a leading provider of wireless digital video surveillance technology to law enforcement, military and intelligence agencies worldwide. domo, a privately owned company based in Hampshire, UK, employs 21 people and will form part of the Cobham Avionics and Surveillance Division.

The cash consideration for domo comprises £8m on a debt and cash free basis payable on completion, with additional consideration of up to £10m, contingent on future performance.

Allan Cook, Cobham Chief Executive, said,
"domo provides a product, technology and capability set that we can exploit across our homeland security businesses in the Cobham Avionics and Surveillance Division and into adjacent areas within our Antennas and Defence Electronics Systems divisions."

- ends -

ENQUIRIES

Cobham plc
Allan Cook, Chief Executive +44 (0)1202 882020
Warren Tucker, Group Financial Director

Weber Shandwick Square Mile
Susan Ellis/Kirsty Raper +44 (0)20 7067 0700

NOTES

Cobham plc is an international company engaged in the development, delivery and support of advanced aerospace and defence systems for land, sea and air platforms. The company has five technology divisions and one in the service sector that collectively specialise in the provision of components, sub-systems and services that keep people safe, improve communications and enhance the performance of aerospace and defence platforms.

Cobham Avionics and Surveillance Division designs, qualifies, manufactures, certifies and supports a comprehensive range of electronic products for airborne, marine, land and special purpose applications. The division serves three principal markets: Avionics, Law Enforcement/National Security and Search and Rescue. Included in the product base are fully certified Electronic Flight Instrument Systems with complete cockpit communication/navigation and sensor capability, Cospas/SarSat certified marine, air and land Search and Rescue devices, and state-of-the-art law enforcement tracking, monitoring and surveillance equipment.

domo is a leading designer of wireless video and data communication technologies for law enforcement and military customers around the world enabling them to combat major crime, terrorism and drug trafficking. domo's key technology

expertise is in digital video processing, digital modulation schemes and Internet Protocol (IP) interfacing. Its products can transmit broadcast quality video across non line of sight digital wireless links, and then distribute received video across IP networks as required.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cobham PLC
TIDM	COB
Headline	Director/PDMR Shareholding
Released	14:06 15-Jun-06
Number	6544E

RNS Number:6544E
Cobham PLC
15 June 2006

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Cobham plc

2) Name of director

(a) A E Cook
(b) W G Tucker
(c) A J Hannam
(d) A J Stevens

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Directors named in 2.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

(a) YBS Trustees
(b) YBS Trustees
(c) YBS Trustees
(d) YBS Trustees

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
---

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of partnership shares in the Cobham Share Incentive Plan

7) Number of shares/amount of stock acquired

(a) 1 ordinary share
(b) 1 ordinary share
(c) 1 ordinary share
(d) 1 ordinary share

8) Percentage of issued class

9) Number of shares/amount
of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary 2.5p shares

12) Price per share

£1.5925

13) Date of transaction

12th June 2006

14) Date company informed

(a) 15th June 2006
(b) 15th June 2006
(c) 15th June 2006
(d) 15th June 2006

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

J M Pope - 01202 857552

25) Name and signature of authorised company official responsible for making this notification

Date of Notification....15th June 2006 ....J M POPE

This information is provided by RNS
The company news service from the London Stock Exchange

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